SE

18001031

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

SEC Mail Processing Received
FEB 16 2018
WASH, D.C.

SEC FILE NUMBER
8-68991

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oldfield Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Penn Plaza, Suite 810
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hisham Sobhy (212) - 481-7284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

YW DM RMS

OATH OR AFFIRMATION

I, Hisham Sobhy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLDFIELD CAPTIAL GROUP LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHRISTINE LEE MCDANNELL
Notary Public
POCONO TWP, MONROE COUNTY
My Commission Expires Apr 30, 2019

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDFIELD CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

OLDFIELD CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Oldfield Capital Group LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oldfield Capital Group LLC as of December 31, 2017, the related statements of income (loss), changes in financial condition, and changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oldfield Capital Group LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oldfield Capital Group LLC's management. Our responsibility is to express an opinion on Oldfield Capital Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oldfield Capital Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No. 1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

The supplementary information contained in page 10 has been subjected to audit procedures performed in conjunction with the audit of Oldfield Capital Group LLC's financial statements. The supplemental information is the responsibility of Oldfield Capital Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in page 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bernstein & Pinchuk LLP

We have served as Oldfield Capital Group LLC's auditor since 2011.

New York, New York
February 13, 2018

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No.1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	10,322
Prepaid expenses		3,763
Total assets	$	14,085
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	41
Total liabilities		41
Member's Capital		
Member's capital		14,044
Total liabilities and member's capital	$	14,085

See accompanying notes to Financial Statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Income:	
Fee Income	$ 5,000
Expenses:	
Dues and Subscriptions	6,132
Professional fees	11,950
Rent	4,000
Telephone	975
Other	1,702
Total expenses	24,759
Net Loss:	$ (19,759)

See accompanying notes to Financial Statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Member's equity, beginning of the year	$	16,303
Net loss		(19,759)
Member's capital contributions		17,500
Member's equity, end of the year	$	14,044

See accompanying notes to Financial Statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net loss	$	(19,759)
Adjustments to reconcile net income to cash used in operating activities:		
Depreciation		-
Changes in assets:		
Increase in other assets		(824)
Changes in liabilities:		
Decrease in accounts payable and accrued expenses		(981)
Net cash used in operating activities		(21,564)
Cash flows from financing activities		
Contributions		17,500
		-
Net cash from financing activities		17,500
Decrease in cash		(4,064)
Cash and cash equivalents - beginning of the year		14,386
Cash and cash equivalents - end of the year	$	10,322

See accompanying notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Nature of Business

Oldfield Capital Group, LLC (the "Company") was organized on June 30, 2012 as a New Jersey limited liability company for the purpose of providing investment advisory services, including private placement of securities, financial valuation and modeling, financial structuring and strategic consulting.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority. ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements sand the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

Income Taxes

The Company is a limited liability company that is sole owned and taxed as a sole proprietorship. The taxable income or loss of the Company is reported on the sole member's individual income tax return. Accordingly, no provisions for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of December 31, 2017 the Company did not have any tax liability.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 74010-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2017, the Company had no material unrecognized tax benefits.

Property and Equipment

Property and equipment were previously stated at cost less accumulated depreciation. Depreciation was computed using straight-line and accelerated methods over estimated useful lives of five years. The company's assets as fully depreciated.

Depreciation for the year ended December 31, 2017 was $0.

Note 3 - Concentrations

Cash

Financial instruments that subject the Company to credit risk consist principally of cash. As of December 31, 2017, the Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation. ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

Revenue Recognition

During the year ended December 31, 2017, 100% of the revenue was from one customer. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

Note 4 - Commitments and Contingencies

The Company entered into a new lease agreement for 12 twelve months commencing on January 1, 2017 and terminating on December 31, 2017, with rent and occupancy commencing on May 1, 2017,

For the period of January 1, 2017 through December 31, 2017 the rent expense was $4,000.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company had Net Capital of $10,281 which was $5,281 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.4%

Note 6 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2018 and February 13, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

OLDFIELD CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2017

Credit Factors			
Member's capital			$ 14,044
Total credit factors			14,044
Debit Factors			
Other assets			3,763
Total debit factors			3,763
Net Capital			10,281
Less minimum net capital requirements			
Greater of 6 2/3% of aggregate indebtedness or $5,000			5,000
Remainder: Capital in excess of all requirements			$ 5,281
Capital ratio (maximum allowance 1500%)			
(*)Aggregate indebtedness	41		
Divided by: Net capital	10,281	=	0.40%
(*)Aggregate indebtedness:			
Accounts payable and accrued expenses			$ 41
			$ 41

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2017.

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Oldfield Capital Group LLC**

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Oldfield Capital Group LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oldfield Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provisions of paragraph (k) (2) (i)) (exemption provisions) and (2) Oldfield Capital Group LLC stated that Oldfield Capital Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Oldfield Capital Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oldfield Capital Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(exemption provisions of paragraph (k) (2) (i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bernstein & Pinchuk LLP

New York, New York
February 13, 2018

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No.1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

OLDFIELD CAPITAL GROUP, LLC
EXEMPTION REPORT
DECEMBER 31, 2017

Oldfield Capital Group, LLC (The Company) asserts, to its best knowledge and belief, the following:

(1) The Company claims and exemption form 240. 15c-3-3- under section (k)(2((i).

(2) The Company met such exemption provisions in 240. 15(c-3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

Signature: HISHAM SOBHY